EXHIBIT 12.1
ARCHSTONE-SMITH OPERATING TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)
(Unaudited)

	Six Months Ended
	June 30,		Twelve Months Ended December 31,
	2005 (1)	2004 (1)	2004 (1)	2003 (1)	2002 (1)	2001 (1)	2000 (1)
Earnings from operations	$38,774	$70,028	$122,577	$122,050	$126,934	$105,659	$118,075
Add:
Interest expense	93,826	74,265	160,244	137,449	138,993	71,950	92,353

Earnings as adjusted	$132,600	$144,293	$282,821	$259,499	$265,927	$177,609	$210,428

Fixed charges:
Interest expense	$93,826	$74,265	$160,244	$137,449	$138,993	$71,950	$92,353
Capitalized interest	17,482	11,347	23,572	26,854	32,377	29,186	37,079

Total fixed charges	$111,308	$85,612	$183,816	$164,303	$171,370	$101,136	$129,432

Ratio of earnings to fixed charges	1.2	1.7	1.5	1.6	1.6	1.8	1.6

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.